EXHIBIT 99.1

Bioceres Crop Solutions Corp. Holds its 2020 Annual Shareholders’ Meeting

New York, New York / October 28, 2020 - Bioceres Crop Solutions Corp. (“Bioceres Crop Solutions,” the “Company,” “we,” “us” or “our”) (NYSE American: BIOX) held its 2020 Annual Shareholders’ Meeting (the “Meeting”) at the Company’s legal counsel’s office in New York, NY and virtually. At the Meeting, the Company’s shareholders voted on four proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on October 1st, 2020. Each of the four proposals were approved at the Meeting by a simple majority of the shareholders who voted at the Meeting (either in person or by proxy).

1.	Approval of the report of the Board of Directors of the Company, the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2020 and the Company’s consolidated financial statements for the fiscal year ended June 30, 2020.

2.	Establishment of supplemental equity compensation and purchase plan for up to 300,000 ordinary shares.

3.	Appointment of the following persons to serve as directors of the Company, each to hold office until the 2021 annual general meeting of the Company or until their respective successors are duly appointed and qualified: (i) Federico Trucco; (ii) Enrique Lopez Lecube; (iii) Kyle Bransfield; (iv) Gloria Montaron Estrada; (v) Carlos Camargo de Colón; (vi) Ari Freisinger; and (vii) Natalia Zang.

4.	Ratification of the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.